November 28, 2018

Ralph Hofmeier
Chief Executive Officer
Eurosport Active World Corp
3250 Mary St., # 303
Miami, Florida 33133

       Re: Eurosport Active World Corp
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 13, 2018
           File No. 333-226489

Dear Mr. Hofmeier:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A Filed November 13, 2018

Exhibits
Exhibit 23.1, page 1

1. We note your auditor's consent refers to Amendment No. 1 of your filing and is dated
       October 15, 2018. Please amend your filing to include an updated consent from your auditors.
Financial Statements, page F-1

2. Please update the financial information in your filing in accordance with Rule 8-03 of
       Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy
 Ralph Hofmeier
Eurosport Active World Corp
November 28, 2018
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at
(202) 551-3464
or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameRalph Hofmeier
                                                           Division of
Corporation Finance
Comapany NameEurosport Active World Corp
                                                           Office of
Manufacturing and
November 28, 2018 Page 2                                   Construction
FirstName LastName